February 18, 2005

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Daniel Lee

Re:	Unica Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed February 18, 2005
File No. 333-120615

Ladies and Gentlemen:

     On behalf of our client Unica Corporation (the “Company”), submitted herewith for filing is Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-120615) (the “Form S-1”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 19, 2004. We have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the SEC set forth in the letter, dated February 2, 2005, from Barbara Jacobs, Assistant Director, of the SEC to Yuchun Lee, Chief Executive Officer of the Company. We have also set forth supplemental responses to comments of the Staff set forth in the letter, dated December 17, 2004, from Barbara Jacobs, Assistant Director, of the SEC to Yuchun Lee, Chief Executive Officer of the Company (the “Initial Comment Letter”). The responses contained herein are based upon information provided to us by the Company.

     For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the comment letter and therefore have keyed the Company’s responses to the numbering of the comments and the headings used in the comment letter. All of the responses are based on information provided to us by representatives of the Company. For convenience, certain terms in the responses below are used with the meanings ascribed to them in the Form S-1.

Inside Front Cover Page

1.	Please supplementally provide us with support for the stated benefits of your software as indicated in your graphic artwork.

The benefits of the Company’s software listed in the graphic artwork on the inside front cover page of the prospectus summarize benefits attainable from a comprehensive EMM solution and from the Company’s software offerings in particular. The manner in which EMM software (such as the Company’s products) provides these benefits is set forth under “Business—Industry Background—Enterprise Marketing Management” on pages 60 and 61. Descriptions of how the Company’s software provides these benefits are described under “Business—Our Solution” and “—Products” on pages 61 through 65. The following are examples of disclosure supporting each of the stated benefits delineated in the artwork:

Securities and Exchange Commission
February 18, 2005

•	“Acquire new customers cost effectively” — Disclosure on page 60 explains that EMM software (a) provides a marketing organization with the means to develop a better understanding of prospective customers and (b) enables marketers to identify the prospects most likely to become profitable customers. Disclosure on pages 64 and 65 describes how, for example, Affinium Campaign can be used to deliver personalized acquisition strategies, Affinium Model can be used to target likely responders to a particular offer, and Affinium Leads can be used to help manage the analysis, prioritization and distribution of customer leads.

•	“Increase customer retention and value” — Disclosure on page 60 explains that marketers can use EMM software to (a) develop a better understanding of existing customers, select the next product to be offered to an existing customer, and recognize customers most at risk of attrition and (b) deliver more personal and compelling marketing throughout customer lifecycle. Disclosure on pages 64 and 65 describes how, for example, Affinium Campaign can be used to retain and cross-sell customers, Affinium Campaign eMessage can be used to respond to customer activities like service inquiries and order confirmations, Affinium Campaign Interact can be used to determine the most appropriate marketing responses to customer interactions, and Affinium Model can be used to help recognize customers at risk of attrition and to forecast customer value.

•	“Evaluate marketing results and enhance marketing strategies” — Disclosure on pages 60 and 61 explains that marketers can (a) select a marketing program that will result in the greatest revenue per customer and (b) monitor marketing expenses to ensure they adhere to budget. Disclosure on pages 64 and 65 describes how, for example, Affinium Campaign can be used to create, test and execute customer interaction strategies, Affinium Campaign Optimize can be used to determine optimal interaction strategies for customers while considering resource and other operational concerns, Affinium Campaign Collaborate can be used to increase the responsiveness and effectiveness of marketing organizations, and Affinium Plan can be used to define, coordinate, monitor and measure marketing program activities.

Prospectus Summary

2.	Prior comment no. 6. We note that the research note by Gartner, Inc. has been posted on your Web site. Access to industry reports, however, is conditioned upon a registration process. Please explain why you deem these reports to be “publicly available” despite your requirement that certain contact information be provided prior to accessing the reports.

The Company has modified the postings on its web site in order to permit any interested person to access a copy of the Gartner, Inc. research note without registering. This process is now identical to the process by which the person may access a copy of the International Data Corporation market analysis that was the subject of comment 6 in the Initial Comment Letter.

3.	Prior comment no. 7. Please provide us with specific support for your statement that the benefits of EMM software include a “substantial, measurable return on investment.” What is the return on investment for a typical user of EMM software and how is such a return determined?

Based on published industry reports and information provided to us by customers in various industries, we have concluded that EMM software provides a substantial, measurable return on investment. A research note dated December 17, 2004 published by Gartner, Inc. and entitled CRM

Securities and Exchange Commission
February 18, 2005

Predicts 2005: Marketing Will Play a More-Strategic Role in CRM states that “[t]hrough 2007, enterprises that successfully deploy [marketing resource management] solutions will reduce their time to market by more than 40 percent, realize at least 10 percent cost savings in their marketing operations and achieve more than 20 percent greater revenue gains than their peers, giving them a significant competitive advantage.” Please see the last paragraph on the first page of the cited Gartner report, a copy of which report previously was provided supplementally to Mr. Lee of the Staff as part of the response to the Initial Comment Letter.

Information from the Company’s customers supports the Company’s view that EMM software provides a substantial, measurable return on investment. The Company does not believe that there is a “typical” user of the Company’s software because the Company’s customers license different combinations of its software products and use those products in a wide variety of applications. The Company has chosen to include case studies on pages 68 and 69 in part to help potential investors understand the varied uses of its software. For example, WearGuard, which is one of the customers described in a case study, reported that use of Affinium Campaign and Affinium Model products increased outbound call efficiency by 10% to 20% and increased sales by over 100% on some target accounts. Lands’ End, another of the customers included in the case studies, used Affinium Campaign to develop targeted marketing strategies, including targeted offers that made customers three times more likely to purchase additional products.

4.	Please relocate your trademark discussion from your summary section. The summary should provide a brief overview of the key aspects of the offering. Your trademarks discussion does not appear to fit such criteria. Please see the Instructions to Item 503(a) of Regulation S-K for additional guidance.

The Company has revised the Form S-1 to relocate the trademark discussion to “Prospectus Summary—Our Corporate Information” on page 3. The Company believes this is a more appropriate location for the disclosure than its previous placement under “Prospectus Summary—The Offering.” The Company notes that, in order for the trademark discussion to constitute an appropriate notice of the Company’s rights in the delineated marks, it is necessary for the trademark discussion to appear near the front of the prospectus. The Company believes that the new location of the trademark discussion will provide the requisite notice of ownership, without confusing or misleading potential investors.

Use of Proceeds

5.	Prior comment no. 12. Please clarify your disclosure to indicate that such payment will only be made to holders of your Series B preferred stock. Please also supplementally provide us with the formula utilized and analysis undertaken in determining the estimated $6 million amount and in which such formula and analysis is to be equally applicable with respect to determining an amount based on your share price, if such amount is not otherwise negotiated.

The Company has revised the Form S-1 to reflect an agreement it has reached with holders of its Series B preferred stock to pay such holders the fixed amount of $1.0 million upon the closing of the offering, in lieu of the amount that would have been calculated under the referenced formula. The revised disclosure clarifies that this payment will only be made to holders of Series B preferred stock. Please see “Prospectus Summary—The Offering” on page 4, “Use of Proceeds” on page 21 and “Related-Party Transactions—Payment to Series B Preferred Stockholders and Dividend to Stockholders” on page 88.

Securities and Exchange Commission
February 18, 2005

6.	Further, your response indicates that you expect to negotiate the payment amount with the holders of Series B preferred stock prior to the circulation of the preliminary prospectus. Please note that changes to the historical financial statements should be similarly reflected in summary and selected financial information throughout the filing. Please continue to provide us with updates on this negotiation and we may have additional comments.

Please see the response to comment 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview
Operating Expenses, p. 28

7.	Prior comment no. 17. We note that you do not provide commissions to resellers but offer discounted prices on your products and services. Please tell us how you determined the amounts and terms of these and other discounts you offer, how they are accounted for and how your existing revenue recognition policy addresses these discounts and complies with SOP 97-2 and AICPA Technical Practice Aids 5100.50, .51 and .56. Please revise or tell us why revision is not required.

The Company historically has provided resellers with pricing of licensed software that typically reflects a discount from prices charged to other customers. Discounts provided to resellers on licensed software are negotiated with each reseller individually, on a case-by-case basis and at arm’s length. The Company recognizes license revenue, net of any discount, at the time of product delivery, provided that all other revenue criteria of SOP 97-2 have been met. In its historical arrangements with resellers, the Company has not offered discounts on future software licenses that would be considered “more-than-insignificant” as defined in AICPA Technical Practice Aid 5100.50, that is, in which the discount is incremental to the range of discounts reflected in the pricing of the other elements of the arrangement.

In addition to such discount for licensed software, the Company historically has provided all resellers with a standard discount for professional services.

The Company does not offer, and has not offered in the past, any discounts to resellers other than the discounts described in the preceding paragraphs. Additionally, the Company has not had a history of granting future concessions or modifying terms of reseller arrangements.

As a result, the Company does not believe that the provisions of AICPA Technical Practice Aids 5100.50, .51 and .56 are applicable to the Company’s current practices and policies. The Company acknowledges, however, that if it were to offer significant incremental discounts or future concessions, those arrangements would need to be accounted for consistently with such Technical Practice Aids.

8.	In addition please explain to us how you disclose, account for and classify commissions paid to your employees or third parties. Please tell us the terms and arrangements underlying the commission programs you offer and the related accounting.

As noted in our response letter to the Initial Comment Letter, the Company does not pay commissions to resellers or any third party. Commissions paid to employees are accounted for within sales and marketing expense, as part of operating expenses.

Securities and Exchange Commission
February 18, 2005

Commissions are earned based on a percentage of the net fees received by the Company. The commission percentage is based on a predetermined rate, as set forth in the individual commission plans on an annual basis. Standard net fees are defined as (a) the perpetual license fee and first year maintenance and (b) in the case of a term license, the net fee attributable to the original committed and paid-for license term. Commissions are not paid on renewals of maintenance or term licenses. The Company pays commissions only after the net fee is collected from its customer.

The Company’s policy is to record commission expense when revenue is recognized for perpetual license arrangements. For both maintenance and term license arrangements, the Company recognizes revenue ratably over the life of the arrangement, typically one year in duration. For these arrangements, commission expense is recorded in full upon commencement of revenue recognition. The Company has consistently applied this policy during all of the periods covered by the financial statements included in the Form S-1.

The Company has revised the Form S-1 in response to the Staff’s comments. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Operating Expenses—Sales and Marketing” on page 29.

Results of Operations, pp. 33-42

9.	We note your revised disclosure attributing the increase in maintenance fees revenue to an increased number of maintenance agreements resulting from growth in your installed base. Please consider whether this constitutes a material trend requiring additional discussion and disclosure in your management’s discussion and analysis. Please consider whether there are any other material trends requiring additional disclosure.

The Company does not consider the increase in maintenance fees revenue attributable to an increased number of maintenance agreements resulting from growth in its installed base to be a material trend. The Company has revised the Form S-1, however, to clarify that maintenance fees revenue is likely to continue to increase as the Company’s installed base grows. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of Three Months Ended December 31, 2003 and 2004—Revenue” on page 35.

Liquidity and Capital Resources
Resources, pp. 46-49

10.	Prior comment no. 20. We note the addition to your disclosure relating to sources of deferred revenue and the significance of deferred revenue as a source of cash. We also find that deferred revenue increased by approximately $10 million from fiscal 2003 to 2004. Please explain and disclose the increase by quantification of the elements of deferred revenue causing the increases. We note deferred revenue comes from arrangements that include customer acceptance, specified upgrades or other material non-standard terms, maintenance and term license arrangements. We note your response to prior comment no. 16 indicates that term licenses were only 5% of revenues in 2004.

The Company respectfully submits that further detail of the $10 million increase in deferred revenue by individual elements of deferred revenue would not provide material, meaningful information to prospective investors. Quantification by individual deferred revenue would not assist a potential

Securities and Exchange Commission
February 18, 2005

investor in analyzing future cash flows, since there is no material trend evident in the deferred revenue results that could be applied to estimate future results. Inclusion of this detailed information could, however, potentially mislead investors, who may inaccurately infer that these results are representative of future trends.

Principal Stockholders

11.	Please update your information in this section to the most recent practicable date. Please see Item 403 of Regulation S-K.

The Company has revised the Form S-1 in response to the Staff’s comment. Please see “Principal Stockholders” on page 86.

Related-party Transactions

Potential Payment to Preferred Stockholders

12.	Please disclose the specific amounts payable to Messrs. Perakis and Landry. Please see Item 404(a) of Regulation S-K.

The Company has revised the Form S-1 in response to the Staff’s comment. Please see “Related-Party Transactions—Payment to Series B Preferred Stockholders and Dividend to Stockholders” on page 88.

Shares Eligible for Future Sale

Lock-up Agreements, p. 89

13.	We note your response to our prior comment no. 41. Despite the fact that there is no present intention by the managing underwriters to shorten or waive the lock-up arrangements, please briefly disclose the circumstances under which Deutsche Bank Securities, on behalf of the underwriters, will consider shortening or waiving the lock-up arrangements.

The Company has revised the Form S-1 in response to the Staff’s comment. Please see “Shares Eligible for Future Sale—Lock-up Agreements” on page 96.

Financial Statements

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, pp. F-9 to F-11

14.	Prior comment no. 51. Your response indicates that you consider delivery to be completed upon providing the CD to the common carrier. Tell us and disclose your delivery terms (FOB destination or FOB shipping point). Tell us how your accounting complies with the AICPA Technical Practice Aid 5100.69 and the guidance in SEC Staff Accounting Bulletin No. 104 for delivery determination.

As noted in our response letter to the Initial Comment Letter, the Company considers delivery of licensed software to be complete upon the earlier of (a) providing a CD with the licensed software to the common carrier and (b) providing the customer with electronic access to the licensed software.

Securities and Exchange Commission
February 18, 2005

The Company’s standard software license agreements provide that the Company may elect the method of delivery, and in many instances both methods are utilized.

The Company’s current standard software license agreement states that delivery will be made FOB point of shipment from a Unica location. Historical contracts did not specifically address delivery terms. The Company believes that when contractual delivery terms are silent, the default rules of the applicable Uniform Commercial Code and UN Convention on International Sales of Goods will apply, under which rules title is transferred, delivery is complete and risk of loss passes upon delivery to the common carrier from a Unica location. To ensure delivery is complete near the end of a reporting period, the Company provides the customer with electronic access to the licensed software before the end of the reporting period.

The Company has reviewed the guidance in both the AICPA Technical Practice Aid 5100.69 and SAB No. 104 and believes that, based upon the delivery terms and methods outlined above, the Company’s recognition of revenue is appropriate.

Note 3. Acquisitions – Marketic, page F-20

15.	Prior comment no. 60. You disclose on page 33 that a factor causing the 2004 maintenance fee increase was the “$2.0 million (was) attributable to maintenance renewals by customers of the Marketic business acquired by Unica France on May 1, 2003.” Reconcile this amount of renewals to your estimation of maintenance renewal cash flows used to derive the customer contracts and relationships intangible of $665,000 you recorded in the acquisition. How did your cash flow estimates differ from actual cash flows associated with the customer related asset acquired? If materially different, it appears you should address such a difference with revised disclosure under Release No. 33-8098, “Proposed Rule: Disclosure in Management’s Discussion and Analysis about the Application of Critical Accounting Policies.”

The referenced $2.0 million represents the full maintenance revenue attributable to customers of the Marketic business. Of this amount, $1.7 million represented renewal maintenance revenue from companies that were customers of Marketic at the time of the acquisition and $300,000 was attributable to subsequently acquired customers.

In determining the fair value of customer contracts and related customer relationships, the Company estimated that the revenues from existing customers in fiscal 2004 would total $1.3 million. This projection was based on an assumed customer attrition rate of 40%, which reflected, among other things, the Company’s belief that renewal rates would be negatively impacted by the acquisition. In particular, the Company expected that customer attrition rates would increase as a result of the uncertainty of continued product development and support of the existing Marketic products. The actual attrition rate for fiscal 2004 was 15%, which resulted in $400,000 of renewal maintenance revenue in excess of the Company’s original estimates.

In determining the fair value of the existing customer contracts, the Company utilized the income approach and therefore fair value is based on projected net cash flows. Although revenue was slightly higher than projected, the expenses incurred in supporting revenue also were higher than projected. As a result, there was only a nominal difference in actual net cash flows from the Company’s initial estimate. The Company therefore believes there was not a material difference for which disclosure is required under Release No. 33-8098.

Securities and Exchange Commission
February 18, 2005

The Company has revised the Form S-1 in response to the Staff’s comments. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Application of Critical Accounting Policies and Use of Estimates—Goodwill, Long-Lived Assets and Other Intangible Assets” on page 33 and “—Results of Operations—Comparison of Years Ended September 30, 2003 and 2004—Revenue” on page 40.

Stockholders’ Equity, page F-29

16.	Prior comment nos. 64-66. Your “Application of Critical Accounting Policies and Use of Estimates” on page 31 does not appear to describe the high degree of judgment and complexity involved in your stock option valuations. Revise that disclosure to identify where and how those estimates and judgments affected your reported financial results, financial condition and changes in financial condition, and, where material, identify the affected line items. Disclose the methodology underlying the estimates, the assumptions that are about highly uncertain matters and other assumptions that are material to the valuations. See Release No. 33-8098.

The Company has revised the Form S-1 in response to the Staff’s comment. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Application of Critical Accounting Policies and Use of Estimates—Stock-Based Compensation” on page 32.

17.	Prior comment nos. 64-66. Tell us what consideration you gave to the AICPA’s Audit and Accounting Practice Aid – “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” disclosure guidance in paragraphs 179-182. Please revise as applicable.

The Company has considered the disclosure guidance set forth in paragraphs 179 through 182 of the AICPA’s Audit and Accounting Practice Aid and has revised the Form S-1 in response to the Staff’s comment. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Application of Critical Accounting Policies and Use of Estimates—Stock-Based Compensation” on page 32.

18.	Prior comment nos. 64-66. Please explain to us your conclusion on page 33 of the January 11, 2005 response letter that “strong operating results for the quarter ended March 31, 2004” was the principal factor causing the April 26, 2004 fair value increase of 101% from the January 22, 2004 fair value. We do not understand the correlation.

As noted in our response letter to the Initial Comment Letter, the Company engaged Huron Consulting Group LLC (“Huron”) in November 2003 to serve as an unrelated third party conducting a contemporaneous valuation of the fair value of the common stock as of December 31, 2003. As also noted in that letter, Huron determined the fair value of the common stock to be $2.24 per share based upon generally accepted valuation methodologies.

On July 22, 2004, the Company obtained objective evidence of the fair value of its common stock when Deutsche Bank Securities Inc. (“Deutsche Bank”) presented a preliminary valuation range of $6.00 to $7.00 per share, based on assumptions that, among other things, the initial public offering would be completed in late January or early February 2005 and that all of the outstanding preferred stock would convert into common stock on a one-to-one basis without payment of any dividend. When assessing fair value of its common stock on a retroactive basis, the Company estimated the fair value of common stock to be $6.00 per share on July 23, 2004, based upon (a) the low end of the

Securities and Exchange Commission
February 18, 2005

Deutsche Bank preliminary valuation range pending completion of the Company’s financial statements for the nine months ended June 30, 2004 and completion of the underwriters’ continuing financial review and valuation, (b) the fact that the Company had not yet completed an update of its financial projections for fiscal 2005 and 2006, and (c) potential changes in market conditions prior to the projected completion of the offering in 2005.

The Company believes that it has two independent and objective indications of the fair value of the Company’s common stock: the Huron valuation of $2.24 per share at January 22, 2004 and the Deutsche Bank preliminary valuation of $6.00 at July 23, 2004. Based on this information and the factors discussed below, the Company determined through its retroactive assessment that $4.50 per share was a reasonable estimate of the fair value of its common stock on April 26, 2004.

In retroactively assessing the deemed fair value of its common stock, the Company also considered, among other things, whether a more linear approach, based upon the starting point of $2.24 per share on January 22, 2004 and an end point of $6.00 per share on July 23, 2004, would be more indicative of the increase in value. A linear approach of attributing 50% of the increase in value from January 22, 2004 to April 26, 2004 and attributing the remaining 50% of the increase in value from April 26, 2004 to July 23, 2004 would yield an estimated fair value of $4.12 per share on April 26, 2004.

In connection with its retroactive assessment, the Company determined that the period from January 22, 2004 to April 26, 2004 reflected a proportionately greater increase in value than the period from April 26, 2004 to July 23, 2004. It therefore established a deemed fair value of $4.50 per share as of April 26, 2004, representing a 101% increase from the $2.24 per share deemed fair value as of January 22, 2004, based on the following factors:

•	the Company’s strong operating results for the three months ended March 31, 2004, which included the Company’s achievement of the investment banking firms’ threshold of $10 million in quarterly revenue, a threshold key to the public offering criteria;

•	increased sales from newer products, and an improved portfolio of customers and customer opportunities; and

•	an increase by the Company’s board of directors in the Company’s revenue projections for the remainder of fiscal 2004.

Although the Company’s operating performance continued to strengthen during the three months ended June 30, 2004, the overall software markets (which had declined 10% during the preceding quarter) declined 18% during this three-month period, as reflected in the graph supplied in response to comment 66 of the Initial Comment Letter. During the three months ended June 30, 2004, almost half of the comparable software companies missed their consensus revenue estimates. These factors mitigated in part the positive effect of the Company’s operating performance on the valuation of the Company’s common stock.

In summary, the Company believes that the 101% increase in the deemed fair value of its common stock from $2.24 per share at January 22, 2004 to $4.50 per share at April 26, 2004 was appropriate and reflected the Company’s operating and financial results and relevant market conditions.

19.	Prior comment no. 67. Your response indicates that you do not have an agreed upon range for the initial offering price. However, on page 33 of your response letter, you note the preliminary valuation range of $6 to $8 from Deutsche Bank, which was also used to determine the deemed fair

Securities and Exchange Commission
February 18, 2005

value of your granted common stock options on July and October 2004. Please clarify your response.

The Company and the managing underwriters have not yet agreed upon a range for the initial public offering price. The referenced preliminary valuation range was presented by Deutsche Bank and used to determine the deemed fair value of the common stock in July and October 2004 was not intended to be the range for the initial public offering price. The Company did not discuss or negotiate the valuation presented by Deutsche Bank because Deutsche Bank had not yet conducted any financial or other due diligence and had received only high-level, preliminary financial projections from the Company.

* * * *

     In addition, we submit the following information to supplement our earlier responses to the Initial Comment Letter:

     Prior Comment 1. Our previous response letter stated the Company’s expectation that it would include the price range and related pricing and share information in the amendment being filed herewith. The Company has, in light of a number of factors, determined to proceed with the marketing of the offering in the second quarter of calendar 2005, rather than the first quarter. The Company and the managing underwriters have not yet agreed upon a range for the initial public offering price, due in part to the continuing volatility in the equity markets for software and other technology companies. The Company therefore now expects to reach agreement upon the estimated price range in March 2005 and then include the estimated price range in the next amendment to the Form S-1.

     Prior Comment 65. On January 27, 2005, the Company granted options to acquire a total of 206,467 shares of common stock at an exercise price of $6.00 per share. Please see Exhibit A to this letter, which sets forth the information requested in comment 65 of the Initial Comment Letter with respect to each common stock option granted on January 27, 2005. On such date, the Company’s board of directors determined that $6.00 was the then-current fair value of the common stock. This fair value, which represented a decrease from the fair value as determined by the board in October 2004, was based upon the following:

•	the Company’s determination to defer the marketing of its initial public offering from the first quarter of calendar 2005 until the second quarter of calendar 2005;

•	continuing uncertainty and volatility of the software and other technology markets;

•	a reduction in projected interest income in the Company’s internal financial projections as a result of the expectation of the Company’s board of directors that the Company will issue a one-time cash dividend to stockholders of record as of a date prior to the offering, which will decrease the cash available to the Company; and

•	ongoing discussions between the Company and the managing underwriters with respect to differences in the proposed estimated price range for the initial public offering.

As described above, the Form S-1 does not include an estimated price range. The Company acknowledges that, upon inclusion of the estimated price range, the Staff may have further comments with respect to the information provided regarding the January 2005 option grants, as well as the information included in response to comment 66 of the Initial Comment Letter.

Securities and Exchange Commission
February 18, 2005

* * * *

     Please do not hesitate to contact the undersigned (617-526-6038) with any questions regarding this response letter.

Very truly yours,

/s/ Mark L. Johnson

Mark L. Johnson

Exhibit A

(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)
			Number	Exercise
Employee or			of Options	Price per		Deemed Fair		Gross Deferred
Director	Function	Reason for Grant	Granted	Share	(D) X (E)	Value per Share	(D) X (G)	Compensation (H) - (F)

Options Grants as of January 27, 2005
Employee	Services	New Hire	2,000	6.00	12,000.00	6.00	12,000.00	0.00
Employee	Sales	New Hire	4,000	6.00	24,000.00	6.00	24,000.00	0.00
Employee	Services	New Hire	2,500	6.00	15,000.00	6.00	15,000.00	0.00
Employee	R&D	New Hire	1,500	6.00	9,000.00	6.00	9,000.00	0.00
Employee	Sales	New Hire	10,000	6.00	60,000.00	6.00	60,000.00	0.00
Employee	Sales	New Hire	3,000	6.00	18,000.00	6.00	18,000.00	0.00
Employee	G&A	New Hire	3,000	6.00	18,000.00	6.00	18,000.00	0.00
Employee	Sales	New Hire	3,000	6.00	18,000.00	6.00	18,000.00	0.00
Employee	Services	New Hire	1,500	6.00	9,000.00	6.00	9,000.00	0.00
Employee	Sales	New Hire	50,000	6.00	300,000.00	6.00	300,000.00	0.00
Employee	G&A	New Hire	800	6.00	4,800.00	6.00	4,800.00	0.00
Employee	G&A	New Hire	8,500	6.00	51,000.00	6.00	51,000.00	0.00
Employee	Services	New Hire	2,500	6.00	15,000.00	6.00	15,000.00	0.00
Director	G&A	New Director	20,000	6.00	120,000.00	6.00	120,000.00	0.00
Employee	Sales	Incentive to existing employee	30,000	6.00	180,000.00	6.00	180,000.00	0.00
Employee	R&D	Incentive to existing employee	40,000	6.00	240,000.00	6.00	240,000.00	0.00
Employee	Sales	Incentive to existing employee	16,667	6.00	100,002.00	6.00	100,002.00	0.00
Employee	Sales	Incentive to existing employee	7,500	6.00	45,000.00	6.00	45,000.00	0.00

			206,467		1,238,802.00		1,238,802.00	0.00